[LETTERHEAD OF NEXTEL PARTNERS, INC.]

July 24, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. David T. Mittelman

Nextel Partners, Inc. Registration Statement on Form S-3, File No. 333-68296 Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-68296 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 24, 2001.

     In light of current market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement.

     Accordingly, we hereby respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. If you have any questions regarding the foregoing application for withdrawal, please contact Laura A. Bertin or Mark F. Worthington at Summit Law Group, legal counsel to the Registrant, at (206) 206-676-7000.

Sincerely,

Nextel Partners, Inc.

/s/ John Chapple

John Chapple President and Chief Executive Officer